Exhibit 99.1

Skeena Gold + Silver TSX: SKE | NYSE: SKE 1 www.skeenagoldsilver.com Skeena Resources Limited Announces Approximately C$70.5 Million Bought Deal Financing Vancouver, BC (February 18, 2025) Skeena Resources Limited (TSX: SKE; NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 4,800,000 common shares of the Company (the “Common Shares”), at a price of C$14.70 per Common Share for aggregate gross proceeds of approximately the equivalent of C$70.5 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part, at any time up to 48 hours prior to closing of the Offering (“Closing”), to increase the aggregate number of Common Shares (including any Flow-Through Common Shares (as defined below)) purchased in the Offering by 15% (the “Underwriters’ Option”). The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. The Underwriters may elect, at any time up to 48 hours prior to Closing, to have up to 2,230,000 Common Shares issuable under the Offering (including any Common Shares issuable upon exercise of the Underwriters’ Option) to be issued as “flow-through shares” (“Flow-Through Common Shares”) at a price of C$17.93 per Flow-Through Common Share (the “Flow-Through Election”). Each Flow-Through Common Share will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”). If the Underwriters were to make the Flow-Through Election in full (excluding any shares issuable upon exercise of the Underwriters’ Option), this would increase the aggregate gross proceeds to the Company of the Offering to approximately C$78 million. Any proceeds raised from the sale of Flow-Through Common Shares will be used by the Company to incur eligible “Canadian development expenses” (within the meaning of the Tax Act) (the “Qualifying Expenditures”). The Qualifying Expenditures will be incurred or deemed to be incurred and renounced to the purchasers of the Flow-Through Common Shares with an effective date no later than December 31, 2025. The proceeds raised from the sale of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. The Common Shares, including any Flow-Through Common Shares (together, the “Offered Shares”), will be offered by way of a prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Offered Shares will also be offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) in the United States. The Offering is expected to close on or about February 26, 2025, and is subject to customary closing conditions, including but not limited to Skeena receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the Offered Shares having been approved for listing on the New York Stock Exchange. The Base Shelf Prospectus is, and the prospectus supplement will be (within two business days from the date hereof) accessible on Skeena’s issuer profile on SEDAR+ at www.sedarplus.ca. Copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the

Skeena Gold + Silver TSX: SKE | NYSE: SKE 2 United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and the prospectus supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the Registration Statement and the prospectus supplement can be found on EDGAR at www.sec.gov. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, when available, the Registration Statement and the documents incorporated by reference therein. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. About Skeena Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders. Contact Information Galina Meleger Vice President Investor Relations E: info@skeenagold.com T: 604-684-8725 Cautionary note regarding forward-looking statements Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the closing of the Offering, the use of proceeds of the Offering including the timing of the Qualifying Expenditures, the acceptance of the Offering by the Toronto Stock Exchange and the New York Stock Exchange, the tax treatment of the Flow-Through Common Shares, and the timing of the closing of the Offering. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: risks related to the Company receiving all approvals necessary for the completion of the Offering and the timing thereof; the tax treatment of the Flow-Through Common Shares, the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables;

Skeena Gold + Silver TSX: SKE | NYSE: SKE 3 changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.